787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 3, 2015

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II

Post-Effective Amendment No. 158 under the Securities Act of 1933 and Amendment No. 160 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 333-142592 and 811-22061)

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on May 13, 2015 regarding Post-Effective Amendment No. 158 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 160 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on March 27, 2015, with respect to the BlackRock 20/80 Target Allocation Fund, BlackRock 40/60 Target Allocation Fund, BlackRock 60/40 Target Allocation Fund and BlackRock 80/20 Target Allocation Fund, each a series of the Registrant (the “Funds”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 164 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Funds.

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME      FRANKFURT     BRUSSELS

June 3, 2015

Comment No. 1:	Given that the Funds may deviate from their equity and/or fixed-income target allocations by +/-10%, please explain why the Fund names are consistent with Section 35(d) of the 1940 Act.

Response:	Each Fund believes that the word “Target,” as used in its name, makes clear to shareholders that the numbers listed in each Fund name are target allocations, rather than fixed allocations, and that the term “target” implies that there may be divergence from the target allocation. In addition, each Fund represents that its portfolio will be rebalanced on a semi-annual basis to bring the equity and fixed-income allocations within +/-5% of the respective target allocations. In an effort to address the Staff’s comment, the Funds have added disclosure to the Prospectus noting the semi-annual rebalancing.

Comment No. 2:	The Staff notes that commodities are currently included as a type of equity instrument in which underlying equity funds may invest. The Staff does not believe that commodities are properly classified as equity securities. Please revise the disclosure to make clear that commodities are not included within the term equity securities.

Response:	The Funds have revised the above-referenced disclosure to specify that underlying funds referred to as “equity funds” are funds “that invest primarily in equity securities or certain other instruments described below” and that “[e]quity funds may include funds that invest in, among other things, domestic and international equities, real-estate related securities or instruments and commodity-related securities or instruments.”

Comment No. 3:	The Staff notes that the BlackRock 20/80 Target Allocation Fund’s objective includes seeking high current income. Please explain how the Fund’s strategy is designed to achieve high current income in light of the low interest rate environment.

Response:	The Fund pursues high current income by investing in fixed-income funds, among other types of underlying funds, that are believed by the portfolio managers to be able to generate income for investors notwithstanding the current low interest rate environment.

Comment No. 4:	Given that the perpetual fee waiver disclosed in Footnote 5 of each Fund’s fee table is not currently triggered, and given that there is another contractual fee waiver in place that is triggered, the Staff believes that the perpetual fee waiver is not currently relevant. Accordingly, please consider removing the description of the perpetual fee waiver from Footnote 5 and disclosing it elsewhere in the Prospectus.

June 3, 2015

Response:	The requested change has been made.

Comment No. 5:	To the extent that a Fund’s disposition of its holdings in underlying funds is expected to result in high portfolio turnover, please consider adding disclosure to the Fund’s registration statement.

Response:	Disclosure has been added in the Funds’ Statement of Additional Information to disclose that the repurposing is expected to result in increased portfolio turnover.

Comment No. 6:	The Staff notes that each Fund may invest in equity, fixed-income and multi-asset underlying funds. Please explain why the allocation to multi-asset funds is not reflected in the target asset allocation numbers in each Fund’s name.

Response:	Each Fund will look through to the equity and fixed-income instruments held by any multi-asset fund in which it invests for purposes of the Fund’s equity and fixed-income target allocation.

Comment No. 7:	The Staff notes that real estate-related securities are listed as one of the types of securities in which equity funds may invest. Please confirm that an underlying fund that invests in real estate-related securities will only be categorized as an equity fund (and counted towards a Fund’s equity allocation) to the extent that the underlying fund invests primarily in equity securities, including real estate-related securities.

Response:	Each Fund confirms that an underlying fund that invests in real estate-related securities will only be categorized as an equity fund to the extent that the underlying fund invests primarily in equity securities, including real estate-related securities.

Comment No. 8:	Please confirm that to the extent a Fund engages in deliverable foreign currency contracts, the Fund will segregate the full notional amount of the contract. In general, the Staff’s position on currency exchange contracts and futures contracts is stated in Dreyfus Strategic Investing & Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987).

Response:	Each Fund confirms that to the extent it engages in a physically deliverable foreign currency contract, the Fund will segregate the full notional amount of the contract.

Comment No. 9:	Please remove the statement “Although junk bonds generally pay higher rates of interest than investment grade bonds” from “Junk Bonds Risk” in each Fund’s Prospectus, as it is not appropriate risk disclosure.

Response:	The requested change has been made.

June 3, 2015

Comment No. 10:	Please consider revising the first paragraph under “Performance Information” to make it easier for investors to comprehend. If necessary, consider breaking the current paragraph into more than one paragraph.

Response:	The requested change has been made.

Comment No. 11:	To the extent that there will be material capital gains distributions to shareholders as a result of the changes in the Funds’ equity and fixed-income target asset allocations, please consider adding disclosure either in the tax information section or the risks section of the Prospectus to disclose these capital gains distributions.

Response:	Disclosure has been added to the section of the Prospectus entitled “Dividends, Distributions and Taxes” to disclose that as a result of the changes in each Fund’s principal investment strategies, the Funds’ year-end capital gains distributions may be higher than if the changes had not been made.

Comment No. 12:	In the section of the Prospectus entitled “Details About the Funds – Information about Underlying Funds and ETFs – Description of Underlying Funds – Exchange Traded Funds (“ETFs”),” please divide the ETFs into the following categories: equity funds, fixed-income funds, and multi-asset funds.

Response:	The requested change has been made.

*  *  *  *  *  *  *  *  *  *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8813 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Diana N. Huffman
Diana N. Huffman

cc:	Ben Archibald, Esq.

Greg Daddario, Esq.

Elliot J. Gluck, Esq.